CUSIP No.  44931Q104

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under  the  Securities Exchange  Act of 1934  (Amendment No.  1)*

ICC Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

44931Q104

(CUSIP Number)

September 7, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clifford T. Flood

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 35,820
SHARES BENEFICALLY	6	SHARED VOTING POWER 0
OWNED BY EACH	7	SOLE DISPOSITIVE POWER 35,820
REPORTING PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,820
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%
12	TYPE OF REPORTING PERSON (see instructions) IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Annette E. Flood
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 115,000
SHARES BENEFICALLY	6	SHARED VOTING POWER 0
OWNED BY EACH	7	SOLE DISPOSITIVE POWER 115,000
REPORTING PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12	TYPE OF REPORTING PERSON (see instructions) IN

Item 1.

(a)	Name of Issuer:

ICC Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

225 20th Street, Rock Island, Illinois 61201

Item 2.

(a)	Name of Person Filing:

Clifford T. Flood and Annette E. Flood, jointly.

(b)	Address of Principal Business Office or, if none, Residence:

402 Shoreline Drive, Dewitt, MI 48820

(c)	Citizenship:

Both Reporting Persons are citizens of the United States.

(d)	Title of Class of Securities

Common Stock, $0.01 par value per share

(e)	CUSIP Number

44931Q104

Item 3.	If this Statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Clifford Flood: 35,820 (in IRA)

Annette Flood: 115,000 (in IRA)

(b)	Percent of class:

Clifford Flood: 1.0%

Annette Flood: 3.3%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Clifford Flood: 35,820

Annette Flood: 115,000

Clifford Flood and Annette Flood are married and expect to consult with each other regarding voting decisions

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

Clifford Flood: 35,820

Annette Flood: 115,000

Clifford Flood and Annette Flood are married and expect to consult with each other regarding disposition decisions

(iv)	Shared power to dispose or to direct the disposition of:

0

Item 5.

Ownership of Five Percent or Less of a Class.  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

On August 7, 2018, the Reporting Persons sold 49,180 shares of Common Stock of the Issuer pursuant to a stock purchase agreement and, with the filing of this Amendment No. 1 on Schedule 13G/A, ceases to be a beneficial owner of more than 5% of the Common Stock of the Issuer.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After  reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is  true,  complete and  correct.

Date: September 13, 2018
/s/ Clifford T. Flood
Clifford T. Flood

/s/ Annette E. Flood
Annette E. Flood

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit A

Joint Filing Agreement

Clifford T. Flood and Annette E. Flood (collectively, the “Parties” and individually a “Party”) hereby agree that they shall file a single statement on Schedule 13G (as amended from time to time, the “Statement”) with respect to their beneficial ownership of shares of Common Stock (the “Securities”) of ICC Holdings, Inc., on behalf of and in satisfaction of the obligations of all Parties and that they shall amend the Statement from time to time as required by rules issued under the Securities Exchange Act of 1934, as amended.

Each Party represents and warrants that such Party is eligible to use Schedule 13G with respect to information regarding the Securities and agrees to assume responsibility for the timely filing of the Statement and any amendment thereto. Each of the Parties hereby assumes responsibility for the completeness and accuracy of the information concerning such Party contained in the Statement. No Party shall be responsible for the completeness and accuracy of the information contained in the Statement concerning any other Party, unless such Party knows or has reason to believe that such information is incomplete or inaccurate. The execution of the Statement, or amendments thereto, by a Party shall constitute a representation by such Party that the information concerning such Party contained therein is complete and accurate and such Party neither knows nor has any reason to believe that information concerning any other Party contained therein is either incomplete or inaccurate.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but taken together shall constitute one and the same instrument.

In Witness Whereof, the Parties have executed this Joint Filing Agreement this 13th day of September, 2018.

/s/ Clifford T. Flood
Clifford T. Flood

/s/ Annette E. Flood
Annette E. Flood